FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated third quarter earnings for fiscal year 2022.

BBVA
Creando Oportunidades

3Q22 Earnings Release

BBVA Argentina
November 22, 2022

3Q22 Highlights
BBVA
3Q22 Earnings Release

NET INCOME (AR$ billions, INFLATION ADJUSTED)

-50%
+28%
6,2
19,4
9,7
27,2
34,8
3Q21
2Q22
3Q22
9M21
9M22

OPERATING INCOME (AR$ billions, INFLATION ADJUSTED)

+24%
+70%
24,3
39,0
48,4
72,4
122,9
3Q21
2Q22
3Q22
9M21
9M22

ROA (%, QUARTERLY, ANNUALIZED) (%, ACCUMULATED ANNUALIZED)

+91 bps
+71 bps
1,4%
4,6%
2,4%
2,1%
2,9%
3Q21
2Q22
3Q22
9M21
9M22

ROE (%, QUARTERLY, ANNUALIZED) (%, ACCUMULATED ANNUALIZED)

+420 bps
+282 bps
9,3%
28,3%
13,5%
14,0%
16,8%
3Q21
2Q22
3Q22
9M21
9M22

3Q22 Highlights

19.381
10.340
- 3.452
1.849
454
- 1.107
1.302
- 649
- 6.366
- 12.089
9.663
2Q22 Net Income
Δ Net interest income
Δ Net fee income
Δ Financial Margin
Δ Other operating income
Δ Loan loss allowances
Δ Operating expenses
Δ Associates and JVs
Δ Income from net monetary position
Δ Income tax
3Q22 Net Income

1 Positive income, **lead** by income from **interest results**, despite a context of **rising inflation**

NET INTEREST INCOME
76.6 bn **+15.6%** QoQ **+43.3%** YoY

FINANCIAL MARGIN
6.1 bn **+43.7%** QoQ **+66.9%** YoY

2 **Loan loss allowances** with a good performance thanks to **good portfolio behavior, especially on the commercial book**

LOAN LOSS ALLOWANCES
4.1 mm **+37.0%** QoQ **-8.7%** YoY

3 **In spite of inflation, efficiency** ratios **improve** during the quarter and year

OPERATING EXPENSES
43.8 bn **-2.9%** QoQ **+2.9%** YoY

EFFICIENCY RATIO (%)
69% in 3Q22 -229 bps QoQ -70 bps YoY

3Q22 Highlights

BBVA
3Q22 Earnings Release

Private sector loans
(AR$ billions, INFLATION ADJUSTED)

Stable portfolio mix, negative real growth in the quarter

-6%
622
633
582
38%
62%
41%
59%
41%
59%
3Q21
2Q22
3Q22
Commercial
Retail

PRIVATE LOANS MARKET SHARE*

3Q21	2Q22	3Q22
8.10%	8.35%	8.47%

*Based on daily information from BCRA. Capital balance as of last day of every quarter.
Consolidates PSA, VWFS & Rombo.
Retail: consumer, mortgages, credit cards, pledge.
Commercial: ddiscounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.

Private sector deposits
(AR$ billions, INFLATION ADJUSTED)

Increase in cost of funding driven by a change in funding mix

-7%
1.135
1.170
1.054
8%
28%
1%
22%
41%
10%
28%
1%
25%
36%
12%
31%
1%
21%
35%
57%
LOW COST OF FUNDING
3Q21
2Q22
3Q22
Savings Accounts
Time Deposits
Checking Accounts
Investment accounts
Other

PRIVATE DEPOSITS MARKET SHARE*

3Q21	2Q22	3Q22
7.03%	7.15%	6.68%

*Based on daily information from BCRA. Capital balance as of last day of every quarter

TOTAL LIQUID ASSETS/ TOTAL DEPOSITS

3Q21	2Q22	3Q22
77%	77%	79%

NPL & Coverage
(%, consolidated, INFLATION ADJUSTED)

Financial System* NPL
3.12%

2,67%
2,54%
2,26%
1,39%
1,08%
0,48%
1,40%
1,07%
0,41%
3Q21
2Q22
3Q22
Retail NPL
Total NPL
Commercial NPL

2,83%
181,76%
219,39%
1,94%
236,87%
2,65%
3Q21
2Q22
3Q22
Coverage
Cost of Risk

Cost of Risk: Current period loan loss allowances / Total average loans. Total average loans calculated as the average between loans at prior period end, and total loans in the current period.

Strong organic generation of capital

23,5%
22,9%
26,2%
11,5%
11,5%
11,5%
8,0%
8,0%
8,0%
3Q21
2Q22
3Q22
Minimum requirement
Additional buffer
Capital ratio

**RPC includes 100% of quarterly results*

Exposure to the public sector increasing due to lack of loan demand, under control

4,8%
13,4%
9,0%
14,2%
9,8%
15,1%
3Q21
2Q22
3Q22
BBVA
Financial System*

*Source: "Informe sobre bancos", BCRA, as of August 2022, last available information.

3Q22 Highlights
BBVA
3Q22 Earnings Release

Transformation

DIGITA ACTIVE CLIENTS (MILLIONS)

+12%
2,00
2,18
2,23
3Q21
2Q22
3Q22

MOBILE ACTIVE CLIENTS (MILLIONS)

+16%
1,71
1,91
1,98
3Q21
2Q22
3Q22

DIGITAL CLIENT PENETRATION %

61%
62%
3Q21
3Q22

MOBILE CLIENT PENETRATION %

52%
55%
3Q21
3Q22

MONETARY TRANSACTIONS BY CHANNEL

23%
76%
21%
78%
21%
78%
3Q21
2Q22
3Q22
Remote*
ATM+ATS
Tellers

Includes mobile and online banking, Net Cash online & mobile and non-banking correspondents including MODO.
Tellers represent less than 1%

RETAIL DIGITAL SALES (% OF TOTAL SALES YTD)

79,6%
82,0%
83,4%
52,8%
54,4%
55,7%
3Q21
2Q22
3Q22
Digital Sales PRV (% Sales)
Digital Sales (% Units)

Remote *channels with* ***more participation*** *than* ***physical*** *ones*

REMOTE CHANNELS

OMNETARY TRANSACTION YoY % GROWTH AS OF 1Q22

+15%
Web
+50%
Mobile

NEW CLIENT ACQUISITION

THOUSANDS % ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL CHANNELS

103,0
136,9
134,4
67%
66%
66%
3Q21
2Q22
3Q22
DIGITAL ACQUISITION
+29%
3Q22 vs. 3Q21

Digital sales: % of sales done through digital channels and ATM over total sales.

PRV: Product Relative value for the Retail Segment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have been restated in order to include credit card related financing solutions and FX.

Digital customers: number of retail clients that have logged in any of the bank's digital platforms at least once during each of the last 3 months.
Mobile customers: number of retail clients that have logged in the bank's mobile app at least once during each of the last 3 months. It is a sub-group of digital customers.
Active customers have suffered changes in calculation parameters as of 1Q22 and for comparable periods.

Banco BBVA Argentina S.A. announces Third Quarter 2022 results

Buenos Aires, November 22, 2022 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the third quarter (3Q22), ended on September 30, 2022.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2021 and 2022 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to September 30, 2022.

3Q22 Highlights

•	BBVA Argentina’s inflation adjusted net income in 3Q22 was $9.7 billion, 50.1% lower than the $19.4 billion reported on the second quarter of 2022 (2Q22), and 55.9% higher than the $6.2 billion reported on the third quarter of 2021 (3Q21). In the first nine months of 2022, the accumulated net income was $34.8 billion, 27.9% above the $27.2 billion recorded in the first nine months of 2021.
•	In 3Q22, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 2.4% and an inflation adjusted average return on equity (ROAE) of 13.5%. The nine month accumulated ROAA reached 2.9% while the nine month accumulated ROAE was 16.8%.
•	Operating income in 3Q22 was $48.4 billion, 24.0% above the $39.0 billion recorded in 2Q22 and 99.3% over the $24.3 billion recorded in 3Q21.
•	In terms of activity, total consolidated financing to the private sector in 3Q22 totaled $582.4 billion, falling 8.0% in real terms compared to 2Q22, and 6.4% compared to 3Q21. In the quarter, the decrease was mainly driven by a fall in credit cards, other loans, prefinancing and financing of exports and in consumer loans by 8.8%, 18.2%, 22.4% and 5.7% respectively. BBVA’s consolidated market share of private sector loans reached 8.47% as of 3Q22.
•	Total consolidated deposits in 3Q22 totaled $1.2 trillion, decreasing 10.5% in real terms during the quarter, and 7.9% compared to 3Q21. Quarterly decrease was mainly explained by sight deposits, which fell 17.9%. The Bank’s consolidated market share of private deposits reached 6.68% as of 3Q22.
•	As of 3Q22, the non-performing loan ratio (NPL) reached 1.07%, with a 236.87% coverage ratio.
•	The accumulated efficiency ratio in 3Q22 was 69.0%, improving versus 2Q22’s 71.3%, and versus 3Q21’s 69.7%.
•	As of 3Q22, BBVA Argentina reached a regulatory capital ratio of 26.2%, entailing a $180.9 billion or 221.3% excess over minimum regulatory requirement. Tier I ratio was 26.0%.
•	Total liquid assets represented 78.5% of the Bank’s total deposits as of 3Q22.

1

Message from the CFO

“It is an honor for me to address you as CFO of BBVA Argentina for the first time. My appointment is framed within the global positioning of BBVA Group and its compromise with our purpose to bring the age of opportunity to everyone. This is what moves all of us at BBVA Argentina. The Purpose guides our strategy and inspires our culture and values. It is what ultimately enables us to achieve better financial results for our shareholders with a long-term vision.

That said, facing an unstable global context and the difficulties of our country to correct current macroeconomic distortions and meeting the established objectives in the loan agreement reached in March 2022 with the International Monetary Fund, market volatility has significantly increased, especially in the FX markets and local currency debt markets. A high uncertainty persists about the future development of economic policy. According to BBVA Research, inflation, which reached 76.6% accumulated as of October 2022, will probably be higher in the future, and GDP will grow around 5.0% in 2022 (above previous estimates of 4.0%).

Regarding 3Q22, inflation rate reached 22.0%, versus 17.3% in 2Q22. During 3Q22, private loans in pesos of the system grew 11%, while those of BBVA Argentina increased 13%[1]. In total currency, BBVA Argentina’s consolidated market share increased 12 bps.

Concerning BBVA Argentina’s quarterly performance, outstanding behavior in net interest income and better expense management contributed to an improvement of 24% in operating income.

As of September 2022, BBVA Argentina reached an NPL ratio of 1.07%, way below the last available system NPL (August 2022) of 3.1%. Concerning liquidity and solvency indicators, the Bank ends the quarter with 78.5% and 26.2% respectively, levels which undoubtedly allow to address business growth in the case of an economic recovery.

As of the date of this report, BBVA Argentina has distributed dividends by $12.1 billion (instalments 1 to 11) according to the established schedule published on June 16, 2022.

With respect to digitalization, our service offering has evolved in such way that by the end of September 2022, retail digital client penetration reached 62%, mildly increasing versus 61% a year back, while that of retail mobile clients reached 55% from 52% in the same period. In the quarter, new client acquisition through digital channels over traditional ones was 66%, while in 3Q21 it was 67%.

BBVA Argentina has a corporate responsibility with society, inherent to the Bank’s business model, which bolsters inclusion, financial education and supports scientific research and culture. The Bank works with the highest integrity, long-term vision and best practices, and is present through the BBVA Group in the main sustainability indexes.

Lastly, the Bank actively monitors its business, financial conditions and operating results, in the aim of keeping a competitive position to face contextual challenges”

Carmen Morillo Arroyo, CFO at BBVA Argentina

3Q22 Conference Call

Wednesday, November 23 - 12:00 p.m. Buenos Aires time (10:00 a.m. EST)

To participate please dial-in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click here

Conference ID: BBVA

Webcast & Replay: click here

[1] Source: BCRA siscen base information as of September 30, 2022. Capital balances as of the last day of each period, in nominal terms. Consolidates PSA, VWFS & Rombo.

2

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the following exceptions:

a) The exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

b) As of December 31, 2021, the Bank valuated its remaining participation in Prisma Medios de Pago S.A. (“Prisma”) following the guidelines set out under applicable standard by the BCRA. In March 2022, the shares corresponding to the aforementioned interest were transferred and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had IFRS rules been applied to determine the fair value mentioned before, results of previous periods and that of September 30, 2022, would have been modified. Nonetheless, this does not generate differences regarding the value of equity as pf September 30, 2022.

c) On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. As described in Note 15, such provision was fully reversed as from June 30, 2021.

d) As of September 30, 2022, the Bank classified and measured its position in National Treasury Bonds in dual currency at fair value through Other Comprehensive Income. This business model accepted by the BCRA for this type of instruments. According to the criteria established by IFRS 9, contractual cashflows from such instruments do not comply with the test of solely payment of principal and interests on the pending principal amount (SPPI Test), for which such bonds should have been measured at fair value through P&L. Had IFRS 9 been applied over such securities, as of September 30, 2022, asset balances should have been classified in corresponding accounts and impacted the reclassification of the results of the period and other comprehensive income. These changes do not imply modifications in the total equity as of this date.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2021 and 2022 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to September 30, 2022.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A., Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

3

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Net Interest Income	76,586	66,246	53,460	15.6%	43.3%
Net Fee Income	9,120	12,572	11,324	(27.5%)	(19.5%)
Net income from measurement of financial instruments at fair value through P&L	3,752	1,638	1,566	129.1%	139.6%
Net income from write-down of assets at amortized cost and at fair value through OCI	102	692	(68)	(85.3%)	250.0%
Foreign exchange and gold gains	2,224	1,899	2,143	17.1%	3.8%
Other operating income	4,499	4,045	2,897	11.2%	55.3%
Loan loss allowances	(4,102)	(2,995)	(4,493)	(37.0%)	8.7%
Net operating income	92,181	84,097	66,829	9.6%	37.9%
Personnel benefits	(13,860)	(15,499)	(13,509)	10.6%	(2.6%)
Adminsitrative expenses	(14,688)	(14,954)	(16,109)	1.8%	8.8%
Depreciation and amortization	(2,060)	(2,100)	(2,186)	1.9%	5.8%
Other operating expenses	(13,150)	(12,507)	(10,732)	(5.1%)	(22.5%)
Operarting expenses	(43,758)	(45,060)	(42,536)	2.9%	(2.9%)
Operating income	48,423	39,037	24,293	24.0%	99.3%
Income from associates	(383)	266	(162)	(244.0%)	(136.4%)
Income from net monetary position	(35,382)	(29,016)	(15,164)	(21.9%)	(133.3%)
Net income before income tax	12,658	10,287	8,967	23.0%	41.2%
Income tax	(2,995)	9,094	(2,767)	(132.9%)	(8.2%)
Net income for the period	9,663	19,381	6,200	(50.1%)	55.9%
Owners of the parent	9,838	19,534	6,186	(49.6%)	59.0%
Non-controlling interests	(175)	(153)	14	(14.4%)	n.m

Other comprehensive Income (OCI) (1)	6,931	(11,771)	(405)	158.9%	n.m
Total comprehensive income	16,594	7,610	5,795	118.1%	186.4%

(1) Net of Income Tax.

BBVA Argentina 2Q22 net income was $9.7 billion, falling 50.1% or $9.7 billion quarter-over-quarter (QoQ) and increasing 55.9% or $3.5 billion year-over-year (YoY). This implied a quarterly ROAE of 13.5% and a quarterly ROAA of 2.4%.

Quarterly operating results are mainly explained by (i) greater interest income, (ii) higher income from measurement of financial instruments at fair value through P&L, and (iii) lower operating expenses, mainly personnel expenses. This allowed net operating income to increase above operating expenses.

These effects were partially offset by a fall in net fee income, mainly affected by the negative effect of inflation.

Net income for the period fell 50.1% QoQ due to the contrast generated by the effects of a benefit in the income tax line, as a result of the implications of tax deferrals, recorded in 2Q22.

4

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	9,838	19,534	6,186	(49.6%)	59.0%
Total shares outstanding (1)	612,710	612,710	612,710	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	315.9	201.0	248.0	57.1%	27.4%
Closing price of ADS at NYSE (in USD)	3.0	2.4	3.9	25.5%	(22.9%)
Book value per share (in AR$)	0.49	0.47	0.44	5.8%	11.2%
Price-to-book ratio (BYMA price) (%)	640.88	431.56	559.31	48.5%	14.6%
Earnings per share (in AR$)	16.06	31.88	10.10	(49.6%)	59.0%
Earnings per ADS(2) (in AR$)	48.17	95.64	30.29	(49.6%)	59.0%

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares
5

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Net Interest Income	76,586	66,246	53,460	15.6%	43.3%
Interest Income	144,314	121,516	95,248	18.8%	51.5%
From government securities	59,989	51,070	23,045	17.5%	160.3%
From private securities	137	151	55	(9.3%)	149.1%
Interest from loans and other financing	50,851	42,553	36,887	19.5%	37.9%
Financial Sector	578	614	459	(5.9%)	25.9%
Overdrafts	7,390	5,058	3,393	46.1%	117.8%
Discounted Instruments	8,578	6,648	5,780	29.0%	48.4%
Mortgage loans	866	537	746	61.3%	16.1%
Pledge loans	2,303	2,243	2,367	2.7%	(2.7%)
Consumer Loans	6,873	6,543	6,248	5.0%	10.0%
Credit Cards	13,281	11,591	10,616	14.6%	25.1%
Financial leases	443	318	422	39.3%	5.0%
Loans for the prefinancing and financing of exports	150	163	394	(8.0%)	(61.9%)
Other loans	10,389	8,838	6,462	17.5%	60.8%
Premiums on reverse REPO transactions	5,832	1,435	23,049	306.4%	(74.7%)
CER/UVA clause adjustment	27,391	26,185	12,212	4.6%	124.3%
Other interest income	114	122	-	(6.6%)	N/A
Interest expenses	67,728	55,270	41,788	22.5%	62.1%
Deposits	57,548	47,609	38,312	20.9%	50.2%
Checking accounts	9,147	8,977	8,226	1.9%	11.2%
Savings accounts	370	352	203	5.1%	82.3%
Time deposits and Investment accounts	48,031	38,280	29,883	25.5%	60.7%
Other liabilities from financial transactions	132	142	307	(7.0%)	(57.0%)
Interfinancial loans received	2,244	1,834	824	22.4%	172.3%
Premiums on REPO transactions	17	-	4	N/A	325.0%
CER/UVA clause adjustment	7,785	5,684	2,341	37.0%	232.6%
Other interest expense	2	1	-	100.0%	N/A

Net interest income for 3Q22 was $76.6 billion, increasing 15.6% or $10.3 billion QoQ, and 43.3% or $23.1 billion YoY. In 3Q22, interest income, in monetary terms, increased more than interest expense, mainly due to (i) higher income from government securities, (ii) an increase in income from interests from loans, in particular overdrafts and discounted instruments, and (iii) increases in income from CER/UVA clause adjustments. The items mentioned take place in a context of increasing interest rates, derived from sequential increases in the monetary policy rate by the BCRA[2], as well as an increase in the inflation rate[3].

In 3Q22, interest income totaled $144.3 billion, increasing 18.8% compared to 2Q22 and 51.5% compared to 3Q21. Quarterly increase is mainly driven by (i) higher income from government securities, both from an increase in the nominal rate and the volume in the position of LELIQ; and (ii) an increase in interests from loans, mainly overdrafts and discounted instruments, especially due to the increment in interest rates and higher activity.

[2] For further details on the gradual increase in interest rates refer to the Main Regulatory Changes section.

[3] From 17.3% in 2Q22 to 22.0% in 3Q22. Source: Instituto Nacional de Estadística y Censos (INDEC).

6

Income from government securities increased 17.5% compared to 2Q22, and 160.3% compared to 3Q21. This is partially due to the higher position in LELIQ, added to the gradual increase of the monetary policy rate, which was 52.00% (nominal annual terms) at the beginning of the quarter and ended at 75.00%. 94% of these results are explained by government securities at fair value through OCI (of which 64% are BCRA securities) and 4% are securities at amortized cost (2027 National Treasury Bonds at fixed rate, used for reserve requirement integration).

Interest income from loans and other financing totaled $50.9 billion, increasing 19.5% QoQ and 37.9% YoY. Quarterly growth is mainly due to an increase in overdrafts by 46.1% and in discounted instruments by 29.0%, mostly due to their short duration.

Income from CER/UVA adjustments increased 4.6% QoQ and 124.3% YoY. Quarterly growth was driven by a higher yield of CER-linked securities, taking into consideration that quarterly inflation reached 22.0% versus 17.3% the previous quarter. 72% of income from interests from CER/UVA clause adjustments is explained by interests generated by bonds linked to such indexes.

Interest expenses totaled $67.7 billion, denoting a 22.5% increase QoQ and a 62.1% increase YoY. Quarterly increase is described by higher time deposit expenses, together with higher CER/UVA adjustment expenses.

Interests from time deposits (including investment accounts) explain 70.9% of interest expenses, versus 69.3% the previous quarter. These increased 25.5% QoQ and 60.7% YoY.

NIM

As of 3Q22, net interest margin (NIM) was 26.1%, above the 22.1% reported in 2Q22. In 3Q22, NIM in pesos was 27.2% and 2.0% in U.S. dollars.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	3Q22			2Q22			3Q21
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	1,161,906	144,255	49.3%	1,204,497	121,516	40.5%	1,194,534	95,248	31.6%
Debt securities	559,936	85,757	60.8%	604,778	71,645	47.5%	582,928	53,406	36.3%
Loans to customers/financial institutions	579,441	58,496	40.1%	582,877	49,868	34.3%	592,590	41,755	28.0%
Loans to the BCRA	2	1	198.4%	1	2	802.2%	-	-	-
Other assets	22,527	1	0.0%	16,841	-	0.0%	19,015	86	1.8%
Total non interest-earning assets	397,137	59	0.1%	438,457	-	0.0%	478,488	-	0.0%
Total Assets	1,559,043	144,314	36.7%	1,642,954	121,516	29.7%	1,673,021	95,248	22.6%
Total interest-bearing liabilities	795,635	67,728	33.8%	857,281	55,270	25.9%	895,657	41,788	18.5%
Sight deposits	290,473	369	0.5%	315,774	351	0.4%	481,779	8,429	6.9%
Time deposits and investment accounts	403,671	55,818	54.9%	407,573	43,962	43.3%	398,361	33,103	33.0%
Debt securities issued	191	89	184.9%	309	102	133.2%	1,149	154	53.1%
Other liabilities	101,300	11,452	44.9%	133,625	10,853	32.6%	14,368	102	2.8%
Total non-interest-bearing liabilities	763,408	-	0.0%	785,673	-	0.0%	777,365	-	0.0%
Total liabilities and equity	1,559,043	67,728	17.2%	1,642,954	55,270	13.5%	1,673,021	41,788	9.9%

NIM - Total			26.1%			22.1%			17.8%
Spread - Total			15.5%			14.6%			13.1%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.
7

ASSETS & LIABILITIES PERFORMANCE - AR$	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	3Q22			2Q22			3Q21
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	1,111,186	143,980	51.4%	1,155,081	121,234	42.1%	1,114,989	94,607	33.7%
Debt securities	552,473	85,736	61.6%	600,162	71,639	47.9%	582,926	53,406	36.3%
Loans to customers/financial institutions	542,231	58,243	42.6%	544,410	49,593	36.5%	523,209	41,117	31.2%
Loans to the BCRA	1	1	396.7%	-	2	-	-	-	-
Other assets	16,481	-	0.0%	10,508	-	0.0%	8,853	84	3.8%
Total non interest-earning assets	209,236	-	0.0%	220,065	-	0.0%	216,048	-	0.0%
Total Assets	1,320,422	143,980	43.3%	1,375,146	121,234	35.4%	1,331,037	94,607	28.2%
Total interest-bearing liabilities	641,685	67,708	41.9%	680,037	55,248	32.6%	657,121	41,678	25.2%
Savings accounts	157,809	367	0.9%	162,564	349	0.9%	282,113	8,425	11.8%
Time deposits and Investment accounts	383,084	55,808	57.8%	384,290	43,951	45.9%	366,148	33,088	35.9%
Debt securities issued	191	89	184.9%	309	102	133.2%	1,149	154	53.1%
Other liabilities	100,601	11,444	45.1%	132,874	10,845	32.7%	7,711	11	0.6%
Total non-interest-bearing liabilities	683,213	-	0.0%	697,169	-	0.0%	670,155	-	0.0%
Total liabilities and equity	1,324,898	67,708	20.3%	1,377,206	55,248	16.1%	1,327,276	41,678	12.5%

NIM - AR$			27.2%			22.9%			18.8%
Spread - AR$			9.5%			9.5%			8.5%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

ASSETS & LIABILITIES PERFORMANCE - FOREIGN CURRENCY		BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	3Q22			2Q22			3Q21
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	50,720	275	2.2%	49,416	282	2.3%	79,545	641	3.2%
Debt securities	7,463	21	1.1%	4,616	6	0.5%	2	-	0.0%
Loans to customers/financial institutions	37,210	253	2.7%	38,467	276	2.9%	69,381	639	3.7%
Loans to the BCRA	1	-	0.0%	1	-	0.0%	-	-	#DIV/0!
Other assets	6,046	1	0.1%	6,333	-	0.0%	10,162	2	0.1%
Total non interest-earning assets	187,901	59	0.0%	218,392	-	0.0%	262,439	-	0.0%
Total Assets	238,621	334	0.6%	267,808	282	0.4%	341,984	641	0.7%
Total interest-bearing liabilities	153,950	20	0.1%	177,244	22	0.0%	238,536	110	0.2%
Savings accounts	132,664	2	0.0%	153,210	2	0.0%	199,665	4	0.0%
Time deposits and Investment accounts	20,587	10	0.2%	23,283	11	0.2%	32,213	15	0.2%
Other liabilities	699	8	4.5%	751	9	4.6%	6,657	92	5.5%
Total non-interest-bearing liabilities	80,195	-	0.0%	88,504	-	0.0%	107,210	-	0.0%
Total liabilities and equity	234,145	20	0.0%	265,748	22	0.0%	345,745	110	0.1%

NIM - Foreign currency			2.0%			2.1%			2.6%
Spread - Foreign currency			2.1%			2.2%			3.0%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.
8

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Net Fee Income	9,120	12,572	11,324	(27.5%)	(19.5%)
Fee Income	16,515	17,556	18,914	(5.9%)	(12.7%)
Linked to liabilities	7,150	6,838	7,209	4.6%	(0.8%)
From credit cards	6,290	7,631	8,554	(17.6%)	(26.5%)
Linked to loans	1,349	1,388	1,197	(2.8%)	12.7%
From insurance	727	746	799	(2.5%)	(9.0%)
From foreign trade and foreign currency transactions	805	771	871	4.4%	(7.6%)
Other fee income	194	182	284	6.6%	(31.7%)
Fee expenses	7,395	4,984	7,590	48.4%	(2.6%)

Net fee income as of 3Q22 totaled $9.1 billion, decreasing 27.5% or $3.5 billion QoQ and 19.5% or $2.2 billion YoY.

In 3Q22, fee income totaled $16.5 billion, falling 5.9% QoQ and 12.7% YoY. The quarterly fall is mainly explained by a decline in fees from credit cards by 17.6%, mostly due to the effect of inflation on this line and an increase in the use of the Puntos BBVA benefit program. This is offset by a 4.6% increase in the fees linked to liabilities line item, given to the average increase in prices of account and packaged accounts’ maintenance in September.

Regarding fee expenses, these totaled $7.4 billion, increasing 48.4% QoQ and falling 2.6% YoY. Higher expenses in the quarter are partially explained by expenditures linked to credit and debit cards, due to higher client acquisition costs.

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Net Income from financial instruments at FV through P&L	3,752	1,638	1,566	129.1%	139.6%
Income from government securities	2,557	1,369	1,169	86.8%	118.7%
Income from private securities	414	228	(157)	81.6%	363.7%
Interest rate swaps	101	-	10	N/A	n.m
Gains from foreign currency forward transactions	690	26	544	n.m	26.8%
Income from debt and equity instruments	-	15	-	(100.0%)	N/A
Other	(10)	-	-	N/A	N/A

In 3Q22, net income from financial instruments at fair value (FV) through P&L was $3.8 billion, increasing 129.1% or $2.1 billion QoQ and 139.6% or $2.2 billion YoY.

Quarterly results are mainly explained by an increase in the income from government securities line item, especially due to the greater position and interest rate generated by the LELIQ portfolio, and a greater income from the CER linked National Treasury bond portfolio.

9

There is also an increase in the line gains from foreign currency forward transactions.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	2,224	1,899	2,143	17.1%	3.8%
From foreign exchange position	(736)	(756)	(636)	2.6%	(15.7%)
Income from purchase-sale of foreign currency	2,960	2,655	2,779	11.5%	6.5%
Net income from financial instruments at FV through P&L (2)	690	26	544	n.m	26.8%
Income from foreign currency forward transactions	690	26	544	n.m	26.8%
Total differences in quoted prices of gold & foreign currency (1) + (2)	2,914	1,925	2,687	51.4%	8.4%

In 3Q22, the total differences in quoted prices of gold and foreign currency showed profit for $2.9 billion, increasing 51.4% or $989 million compared to 2Q22, mainly due to higher results in income from foreign currency forward transactions and a fall in the income from purchase-sale of foreign currency, due to higher activity.

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Operating Income	4,499	4,045	2,897	11.2%	55.3%
Rental of safe deposit boxes (1)	563	625	693	(9.9%)	(18.8%)
Adjustments and interest on miscellaneous receivables (1)	1,549	1,500	839	3.3%	84.6%
Punitive interest (1)	107	91	102	17.6%	4.9%
Loans recovered	581	616	457	(5.7%)	27.1%
Non-current assets held for sale	389	-	-	N/A	N/A
Fee income from credit and debit cards (1)	386	348	240	10.9%	60.8%
Income from sale of assets in equity instruments	-	90	-	(100.0%)	N/A
Fee expenses recovery	164	169	169	(3.0%)	(3.0%)
Rents	119	170	-	(30.0%)	N/A
Sindicated transaction fees	40	39	43	2.6%	(7.0%)
Other Operating Income(2)	601	397	354	51.4%	69.8%
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 3Q22 other operating income totaled $4.5 billion, increasing 11.2% or $454 million QoQ, and 55.3% or $1.6 billion YoY. Quarterly increase is partially explained by an increase in the Income from non-current assets held for sale line item, as a result from the sale procedures of the Fundación BBVA estate on July 13, 2022, which was registered as “non-current assets held for sale” as of June 30, 2022. Additionally, there has been a 51.4% increase in the Other operating income line item.

10

Operating Expenses

Personnel Benefits and Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	28,548	30,453	29,618	(6.3%)	(3.6%)
Personnel Benefits (1)	13,860	15,499	13,509	(10.6%)	2.6%
Administrative expenses (1)	14,688	14,954	16,109	(1.8%)	(8.8%)
Travel expenses	89	84	66	6.0%	34.8%
Outsourced administrative expenses	1,550	1,080	1,796	43.5%	(13.7%)
Security services	373	389	439	(4.1%)	(15.0%)
Fees to Bank Directors and Supervisory Committee	12	33	16	(63.6%)	(25.0%)
Other fees	393	491	666	(20.0%)	(41.0%)
Insurance	137	133	178	3.0%	(23.0%)
Rent	2,121	2,671	2,679	(20.6%)	(20.8%)
Stationery and supplies	21	(1)	18	n.m	16.7%
Electricity and communications	508	514	614	(1.2%)	(17.3%)
Advertising	695	734	1,083	(5.3%)	(35.8%)
Taxes	3,085	2,923	2,902	5.5%	6.3%
Maintenance costs	1,398	1,376	1,501	1.6%	(6.9%)
Armored transportation services	1,460	1,618	1,797	(9.8%)	(18.8%)
Software	1,612	1,596	1,258	1.0%	28.1%
Document distribution	423	557	399	(24.1%)	6.0%
Commercial reports	280	249	219	12.4%	27.9%
Other administrative expenses	531	507	478	4.7%	11.1%

Headcount*
BBVA (Bank)	5,787	5,746	5,790	41	(3)
Subsidiaries (2)	93	93	98	-	(5)
Total employees*	5,880	5,839	5,888	41	(8)
In branches	1,927	1,948	2,055	(21)	(128)
At Main office	3,953	3,891	3,833	62	120

Total branches**	243	243	243	-	-

Efficiency Ratio
Efficiency ratio	64.8%	70.4%	69.0%	(564)bps	(415)bps
Accumulated Efficiency Ratio	69.0%	71.3%	69.7%	(229)bps	(70)bps

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Included in Main Office.
*corresponds to total effective employees, net of temporary contract employees
**do not include administrative offices. As of 3Q22, 47% owned and 53% rented.

During 3Q22, personnel benefits and administrative expenses totaled $28.5 billion, decreasing 6.3% or $1.9 billion compared to 2Q22, and 3.6% or $1.1 billion compared to 3Q21.

Personnel benefits fell 10.6% QoQ, and increased 2.6% YoY. The quarterly decrease is partially explained by the retroactive effect of wages increment corresponding to 2Q22 which impacted in April (16% from January through March) and the adjustment applied in the quarter (18% on April through June 2022). This effect surpasses the collective agreement with unions corresponding to 3Q22 (17% from July through September 2022, plus a 14% extra in September) and the revaluation of stock of vacation not taken.

11

As of 3Q22, administrative expenses decreased 1.8% QoQ, and 8.8% YoY. The quarterly decrease is partially explained by (i) a reduction in rent, (ii) greater efficiency in armored transportation and (iii) an improvement in maintenance, electricity and advertising costs, among others.

The positive effect of the aforementioned items was offset by an increase in the outsourced administrative expenses line item, due to the increment in expenses related to the automated management of NPLs, more hours on internal project development, and an increase in taxes.

The accumulated efficiency ratio as of 3Q22 was 69.0, improving compared to the 71.3% reported in 2Q22, and versus the 69.7% reported in 3Q21. The quarterly improvement is explained by a decrease in the numerator (expenses) while the denominator increased (income considering monetary position results), both due to an improvement in expenses as well as a significant improvement in interest income.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Other Operating Expenses	13,150	12,507	10,732	5.1%	22.5%
Turnover tax	9,212	7,749	7,134	18.9%	29.1%
Initial loss of loans below market rate	956	1,075	694	(11.1%)	37.8%
Contribution to the Deposit Guarantee Fund (SEDESA)	430	444	483	(3.2%)	(11.0%)
Interest on liabilities from financial lease	127	132	189	(3.8%)	(32.8%)
Other allowances	1,021	600	410	70.2%	149.0%
Other operating expenses	1,404	2,507	1,822	(44.0%)	(22.9%)

In 3Q22, other operating expenses totaled $13.2 billion, increasing 5.1% or $643 million QoQ, and 22.5% or $2.4 billion YoY.

The key factor explaining the quarterly growth is in the turnover tax line item, driven by a higher income from LELIQ securities. This was followed by a 70.2% increase the other allowances line item, mainly related to the increase in credit card purchase limits.

These were offset by a fall in Other operating expenses by 44.0%, considering the adjustment in 2Q22 of the provision for reorganization recorded in the fourth quarter of 2021, according to increases in inflation and associated wage agreements with the unions.

12

Income from Associates

This line reflects the results from non-consolidated associate companies. During 3Q22, a loss of $383 million has been reported, mainly due to the Bank’s participation in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

Income Tax

Accumulated income tax during the first nine months of 2022 recorded a profit of $3.6 billion. As of 3Q22, income tax expense was $3.0 billion.

Regarding 2Q22, income tax expenses showed a positive result of $9.1 billion, affected by the implications of inflation adjustments in the determination of payable taxes and tax deferrals.

Accumulated income tax during the first nine months of 2021 recorded a gain of $4.1 billion. As of 3Q21, tax expenses were $2.8 billion, being the first quarter in 2021 to record a loss in this line item, given that previous quarters were affected by the reversal of provisions connected to the repayment of income tax inflation adjustments for 2016, 2017 and 2018 fiscal years.

13

Balance sheet and activity

Loans and Other Financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
To the public sector	5	7	1	(28.6%)	400.0%
To the financial sector	4,951	6,844	6,656	(27.7%)	(25.6%)
Non-financial private sector and residents abroad	582,386	633,372	622,098	(8.0%)	(6.4%)
Non-financial private sector and residents abroad - AR$	545,528	582,291	569,210	(6.3%)	(4.2%)
Overdrafts	47,852	44,958	38,774	6.4%	23.4%
Discounted instruments	74,445	73,789	71,131	0.9%	4.7%
Mortgage loans	33,659	35,738	39,600	(5.8%)	(15.0%)
Pledge loans	22,081	24,166	27,584	(8.6%)	(19.9%)
Consumer loans	61,469	65,155	65,309	(5.7%)	(5.9%)
Credit cards	219,705	240,503	248,719	(8.6%)	(11.7%)
Receivables from financial leases	5,191	4,071	5,105	27.5%	1.7%
Other loans	81,126	93,911	72,988	(13.6%)	11.1%
Non-financial private sector and residents abroad - Foreign Currency	36,858	51,081	52,888	(27.8%)	(30.3%)
Overdrafts	5	5	4	-	25.0%
Discounted instruments	122	10	5,487	n.m	(97.8%)
Credit cards	7,697	8,794	4,488	(12.5%)	71.5%
Receivables from financial leases	(70)	-	102	N/A	(168.6%)
Loans for the prefinancing and financing of exports	21,518	27,721	29,467	(22.4%)	(27.0%)
Other loans	7,586	14,551	13,340	(47.9%)	(43.1%)

% of total loans to Private sector in AR$	93.7%	91.9%	91.5%	174 bps	217 bps
% of total loans to Private sector in Foreign Currency	6.3%	8.1%	8.5%	(174)bps	(217)bps

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	57.8%	61.7%	74.7%	(382)bps	(1,686)bps
% of pledge loans with UVA adjustments / Total pledge loans (1)	2.9%	3.7%	7.1%	(85)bps	(424)bps
% of consumer loans with UVA adjustments / Total consumer loans (1)	1.1%	1.7%	5.1%	(55)bps	(402)bps
% of loans with UVA adjustments / Total loans and other financing(1)	0.3%	0.4%	1.0%	(11)bps	(74)bps

Total loans and other financing	587,342	640,223	628,755	(8.3%)	(6.6%)
Allowances	(15,484)	(16,013)	(29,665)	3.3%	47.8%
Total net loans and other financing	571,858	624,210	599,090	(8.4%)	(4.5%)

(1) Excludes effect of accrued interests adjustments.

LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
FX rate*	147.32	125.22	98.74	17.6%	49.2%
Non-financial private sector and residents abroad - Foreign Currency (USD)	250	408	536	(38.7%)	(53.3%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

Private sector loans as of 3Q22 totaled $582.4 billion, falling 8.0% or $51.0 billion QoQ, and 6.4% or $39.7 billion YoY.

14

Loans to the private sector in pesos decreased 6.3% in 3Q22, and 4.2% YoY. During the quarter, the decline was especially driven by an 8.6% fall in credit card, a 13.6% decrease in other loans, followed by a 5.7% fall in consumer loans. Regarding other loans, the main fall is observed in commercial loans (“PIV”). These decreases were offset by a 6.4% and a 27.5% increase in overdrafts and in receivables from financial leases.

Loans to the private sector denominated in foreign currency fell 27.8% QoQ and 30.3% YoY. Quarterly decrease is mainly explained by a 47.9% decline in other loans, followed by a 22.4% fall in prefinancing and financing of exports, and a 12.5% fall in credit cards. Loans to the private sector in foreign currency measured in U.S. dollars fell 38.7% QoQ and fell 53.3% YoY. The depreciation of the argentine peso versus the U.S. dollar was 15.0% QoQ and 33.0% YoY[4].

In 3Q22, total loans and other financing totaled $587.3 billion, falling 8.3% compared to 2Q22 and 6.6% compared to 3Q21.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Non-financial private sector and residents abroad - Retail	344,611	374,356	385,700	(7.9%)	(10.7%)
Mortgage loans	33,659	35,738	39,600	(5.8%)	(15.0%)
Pledge loans	22,081	24,166	27,584	(8.6%)	(19.9%)
Consumer loans	61,469	65,155	65,309	(5.7%)	(5.9%)
Credit cards	227,402	249,297	253,207	(8.8%)	(10.2%)
Non-financial private sector and residents abroad - Commercial	237,775	259,016	236,398	(8.2%)	0.6%
Overdrafts	47,857	44,963	38,778	6.4%	23.4%
Discounted instruments	74,567	73,799	76,618	1.0%	(2.7%)
Receivables from financial leases	5,121	4,071	5,207	25.8%	(1.7%)
Loans for the prefinancing and financing of exports	21,518	27,721	29,467	(22.4%)	(27.0%)
Other loans	88,712	108,462	86,328	(18.2%)	2.8%

% of total loans to Retail sector	59.2%	59.1%	62.0%	7 bps	(283)bps
% of total loans to Commercial sector	40.8%	40.9%	38.0%	(7)bps	283 bps

In real terms, retail loans (mortgage, pledge, consumer and credit cards) have decreased 7.9% QoQ and 10.7% YoY in real terms. During the quarter, decline is mainly explained by an 8.8% fall in credit cards, followed by a 5.7% decrease in consumer loans.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) fell 8.2% QoQ and remained stable YoY, both in real terms. An 18.2% fall in other loans and 22.4% decrease in prefinancing and financing of exports, are partially offset by increases in receivables from financial leases, discounted instruments and overdrafts by 25.8%, 1.0% and 6.4% respectively.

Loan portfolios were highly impacted by the effect of inflation during the third quarter of 2022, which reached 22.0%. In nominal terms, BBVA Argentina managed to increase the retail, commercial and total loan portfolio by 12.3%, 12.0% and 11.9% respectively during the quarter.

[4] Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

15

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Non-financial private sector and residents abroad - Retail	344,611	306,911	210,730	12.3%	63.5%
Non-financial private sector and residents abroad - Commercial	237,775	212,346	129,157	12.0%	84.1%
Total loans and other financing (1)	587,342	524,874	343,525	11.9%	71.0%
(1) Does not include allowances

As of 3Q22, the total loans and other financing over deposits ratio was 55.2%, above the 53.9% recorded in 2Q22 and the 54.5% in 3Q21.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q22	2Q22	3Q21	QoQ	YoY
Private sector loans - Bank	7.56%	7.44%	7.25%	12 bps	32 bps
Private sector loans - Consolidated*	8.47%	8.35%	8.10%	12 bps	37 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	3Q22	2Q22	3Q21	QoQ	YoY
Government services	n.m	n.m	n.m	-	-
Financial Sector	0.84%	1.07%	1.06%	(23)bps	(22)bps
Agricultural and Livestock	5.09%	4.57%	3.77%	52 bps	133 bps
Mining products	3.23%	3.89%	5.42%	(65)bps	(219)bps
Other manufacturing	11.64%	11.49%	10.99%	15 bps	65 bps
Electricity, oil,water and sanitary services	0.37%	0.23%	0.03%	13 bps	34 bps
Wholesale and retail trade	5.63%	5.67%	6.23%	(4)bps	(59)bps
Transport	1.55%	1.27%	0.85%	28 bps	70 bps
Services	1.69%	1.54%	0.67%	14 bps	101 bps
Others	13.96%	15.78%	12.83%	(181)bps	113 bps
Construction	0.75%	0.57%	0.55%	18 bps	20 bps
Consumer	55.24%	53.91%	57.61%	133 bps	(237)bps
Total gross loans and other financing	100%	100%	100%

16

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Commercial non-performing portfolio (1)	840	1,088	4,422	(22.8%)	(81.0%)
Total commercial portfolio	205,453	225,881	195,340	(9.0%)	5.2%
Commercial non-performing portfolio / Total commercial portfolio	0.41%	0.48%	2.26%	(7)bps	(185)bps
Retail non-performing portfolio (1)	5,697	6,211	11,899	(8.3%)	(52.1%)
Total retail portfolio	406,578	447,659	446,412	(9.2%)	(8.9%)
Retail non-performing portfolio / Total retail portfolio	1.40%	1.39%	2.67%	1 pbs	(126)pbs
Total non-performing portfolio (1)	6,537	7,299	16,321	(10.4%)	(59.9%)
Total portfolio	612,031	673,540	641,752	(9.1%)	(4.6%)
Total non-performing portfolio / Total portfolio	1.07%	1.08%	2.54%	(2)bps	(148)bps
Allowances	15,484	16,013	29,665	(3.3%)	(47.8%)
Allowances /Total non-performing portfolio	236.87%	219.39%	181.76%	1,748 bps	5,511 bps
Quarterly change in Write-offs	1,693	2,015	1,158	(16.0%)	46.2%
Write offs / Total portfolio	0.28%	0.30%	0.18%	(2)bps	10 bps
Cost of Risk (CoR)	2.65%	1.94%	2.83%	71 bps	(18)bps

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

In 3Q22, asset quality ratio or NPL (total non-performing portfolio / total portfolio) was 1.07%, compared to the 1.08% recorded in 2Q22. This is mainly explained by a similar percentage reduction of both the non-performing portfolio as well as the total portfolio.

The coverage ratio (allowances / total non-performing portfolio) was 236.87% in 3Q22, above the 219.39% recorded in 2Q22. The increase in coverage is merely the product of a greater fall in the non-performing portfolio versus a lower percentage fall of allowances.

Cost of risk (loan loss allowances / average total loans) reached 2.65% as of 3Q22, above 2Q22’s 1.94%. This is mostly explained by growth in loan loss allowances in the quarter, mainly due to the periodic update of macroeconomic scenarios in IFRS 9 impairment models.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2021	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 09/30/2022
Other financial assets	478	106	-	65	(225)	424
Loans and other financing	22,673	1,869	841	(1,315)	(8,583)	15,485
Other debt securities	25	9	-	-	(13)	21
Eventual commitments	1,418	365	145	23	(623)	1,328
Total allowances	24,594	2,349	986	(1,227)	(9,444)	17,258

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 3Q22 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

17

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Treasury and Government securities	157,480	155,111	80,530	1.5%	95.6%
Treasury and National Government	157,480	155,111	80,530	1.5%	95.6%
National Treasury Public Debt in AR$	151,353	151,353	80,530	(0.0%)	87.9%
National Treasury Public Debt in USD	814	1,496	0	(45.6%)	n.m
National Treasury Public Debt in AR$ linked to US dollars	5,313	2,262	-	134.9%	N/A
Loans to the Public Sector	5	7	1	(28.6%)	400.0%
AR$ Subtotal	151,358	151,360	80,531	(0.0%)	88.0%
USD Subtotal*	6,127	3,758	0	63.0%	n.m
Total Public Debt Exposure	157,485	155,118	80,531	1.5%	95.6%

B.C.R.A. Exposure	493,772	539,646	292,401	(8.5%)	68.9%
Instruments	398,486	398,370	153,275	0.0%	160.0%
Leliqs	372,543	339,327	153,275	9.8%	143.1%
Notaliqs	25,058	59,043	-	(57.6%)	N/A
Loans to the B.C.R.A.	884	-	-	N/A	N/A
Repo	95,286	141,276	139,126	(32.6%)	(31.5%)
B.C.R.A. - AR$	95,286	141,276	139,126	(32.6%)	(31.5%)

% Public sector exposure (Excl. B.C.R.A.) / Total assets	9.8%	9.0%	4.8%	79 bps	502 bps

*Includes USD-linked Treasury public debt in AR$
This table does not include deposits at the Central Bank used to comply with reserve requirements.

3Q22 public sector exposure (excluding BCRA) totaled $157.5 billion, growing 1.5% or $2.4 billion QoQ, and 95.6% or $77.0 billion YoY. The quarterly increase is explained by a slightly greater position in USD-linked treasury bonds.

Short-term liquidity is mostly allocated in BCRA instruments, which decreased 8.5% QoQ and increased 88.0% YoY in real terms. The quarterly decrease is explained by a lower REPO position (at quarter-end).

Exposure to the public sector (excluding BCRA) represents 9.8% of total assets, above the 9.0% in 2Q22 and the 4.8% in 3Q21.

18

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Total deposits	1,063,689	1,188,174	1,154,509	(10.5%)	(7.9%)
Non-financial Public Sector	9,273	17,739	18,678	(47.7%)	(50.4%)
Financial Sector	635	353	376	79.9%	68.9%
Non-financial private sector and residents abroad	1,053,781	1,170,082	1,135,455	(9.9%)	(7.2%)
Non-financial private sector and residents abroad - AR$	848,296	940,290	832,766	(9.8%)	1.9%
Checking accounts	222,407	290,137	253,246	(23.3%)	(12.2%)
Savings accounts	181,861	221,443	195,207	(17.9%)	(6.8%)
Time deposits	306,974	308,148	282,872	(0.4%)	8.5%
Investment accounts	130,709	113,927	94,128	14.7%	38.9%
Other	6,345	6,635	7,313	(4.4%)	(13.2%)
Non-financial private sector and res. abroad - Foreign Currency	205,485	229,792	302,689	(10.6%)	(32.1%)
Checking accounts	48	19	108	152.6%	(55.6%)
Savings accounts	182,462	203,919	267,133	(10.5%)	(31.7%)
Time deposits	20,729	23,229	31,775	(10.8%)	(34.8%)
Other	2,246	2,625	3,673	(14.4%)	(38.9%)

% of total portfolio in the private sector in AR$	80.5%	80.4%	73.3%	14 bps	716 bps
% of total portfolio in the private sector in Foregin Currency	19.5%	19.6%	26.7%	(14)bps	(716)bps

% of time deposits with UVA adjustments / Total AR$ Deposits	6.0%	7.0%	4.0%	(105)bps	192 bps

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
FX rate*	147.3	125.2	98.7	17.6%	49.2%
Non-financial private sector and residents abroad - Foreign Currency (USD)	1,395	1,505	1,675	(7.3%)	(16.7%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 3Q22, total deposits reached $1.1 trillion, decreasing 10.5% or $124.5 billion QoQ, and 7.9% or $90.8 billion YoY.

Private non-financial sector deposits in 3Q22 totaled $1.1 trillion billion, falling 9.9% QoQ, and 7.2% YoY.

Private non-financial sector deposits in pesos totaled $848.3 billion, decreasing 9.8% compared to 2Q22, and increasing 1.9% compared to 3Q21. The quarterly change is mainly affected by a decrease in sight deposits, especially checking accounts by 23.3%, followed by saving accounts by 17.9%. This was partially offset by an increase in investment accounts by 14.7%.

Private non-financial sector deposits in foreign currency expressed in pesos fell 10.6% QoQ and 32.1% YoY. Measured in U.S. dollars, these deposits remained fell 7.3% QoQ and 16.7% YoY.

19

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Non-financial private sector and residents abroad	1,053,781	1,170,082	1,135,455	(9.9%)	(7.2%)
Sight deposits	595,369	724,778	726,680	(17.9%)	(18.1%)
Checking accounts	222,455	290,156	253,354	(23.3%)	(12.2%)
Savings accounts	364,323	425,362	462,340	(14.3%)	(21.2%)
Other	8,591	9,260	10,986	(7.2%)	(21.8%)
Time deposits	458,412	445,304	408,775	2.9%	12.1%
Time deposits	327,703	331,377	314,647	(1.1%)	4.1%
Investment accounts	130,709	113,927	94,128	14.7%	38.9%

% of sight deposits over total private deposits	56.9%	62.5%	64.6%	(562)bps	(769)bps
% of time deposits over total private deposits	43.1%	37.5%	35.4%	562 bps	769 bps

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Sight deposits	595,369	594,196	397,028	0.2%	50.0%
Time deposits	458,412	365,073	223,338	25.6%	105.3%
Total deposits	1,063,689	974,101	630,776	9.2%	68.6%

As of 3Q22, the Bank’s transactional deposits (checking accounts and savings accounts) represented 55.2% of total non-financial private deposits, totaling $586.8 billion, versus 60.2% in 2Q22.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q22	2Q22	3Q21	QoQ	YoY
Private sector Deposits - Consolidated*	6.68%	7.15%	7.03%	(47)pbs	12 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

Other Sources of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Other sources of funds	312,272	305,943	287,056	2.1%	8.8%
Central Bank	59	68	58	(13.2%)	1.7%
Banks and international organizations	122	10	5,545	n.m	(97.8%)
Financing received from local financial institutions	14,620	24,995	14,282	(41.5%)	2.4%
Corporate bonds	314	482	833	(34.9%)	(62.3%)
Equity	297,157	280,388	266,338	6.0%	11.6%

In 3Q22, other sources of funds totaled $312.3 billion, growing 2.1% or $6.3 billion QoQ, and 8.8% or $25.2 billion YoY.

20

Quarterly increase is mostly explained by the 6.0% increase in equity. This was offset by a decrease in financing received from local financial institutions by 41.5%, taken by consolidated companies.

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Total liquid assets	834,695	911,037	888,264	(8.4%)	(6.0%)
Cash and deposits in banks	203,269	226,117	361,050	(10.1%)	(43.7%)
Debt securities at fair value through profit or loss	20,548	24,558	11,983	(16.3%)	71.5%
Government securities	6,070	4,894	3,964	24.0%	53.1%
Liquidity bills of B. C. R. A.	14,478	19,664	8,019	(26.4%)	80.5%
Net REPO transactions	95,286	141,276	199,063	(32.6%)	(52.1%)
Other debt securities	515,592	519,086	316,168	(0.7%)	63.1%
Government securities	131,424	140,180	104,880	(6.2%)	25.3%
Liquidity bills of B. C. R. A.	383,283	378,906	211,288	1.2%	81.4%
Internal bills of B.C.R.A.	885	-	-	N/A	N/A

Liquid assets / Total Deposits	78.5%	76.7%	76.9%	180 bps	153 bps

In 3Q22, liquid assets were $835.0 billion, falling 8.4% or $76.3 billion compared to 2Q22, and 6.0% or $53.6 billion compared to 3Q21, mainly due to a decrease in net REPO transactions (quarter-end position), and a decrease in cash and deposits in banks.

In the quarter, the liquidity ratio (liquid assets / total deposits) reached 78.5%. Liquidity ratio in local and foreign currency reached 75.8% and 88.8% respectively.

21

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Minimum capital requirement	81,726	84,465	86,322	(3.2%)	(5.3%)
Credit risk	58,229	60,664	65,129	(4.0%)	(10.6%)
Market risk	822	696	264	18.1%	211.4%
Operational risk	22,675	23,105	20,929	(1.9%)	8.3%

Integrated Capital - RPC (1)*	262,583	236,559	248,309	11.0%	5.7%
Ordinary Capital Level 1 ( COn1)	298,475	281,906	273,115	5.9%	9.3%
Deductible items COn1	(37,947)	(46,912)	(31,078)	19.1%	(22.1%)
Additional Capital Level 2 (COn2)	2,055	1,565	6,272	31.3%	(67.2%)

Excess Capital
Integration excess	180,857	152,094	161,987	18.9%	11.6%
Excess as % of minimum capital requirement	221.3%	180.1%	187.7%	4,123 bps	3,364 bps

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	1,000,375	1,033,730	1,055,321	(3.2%)	(5.2%)

Regulatory Capital Ratio (1)/(2)	26.2%	22.9%	23.5%	336 pbs	272 pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	26.0%	22.7%	22.9%	331 pbs	311 pbs

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 3Q22. Capital ratio reached 26.2%, above 2Q22’s 22.9%, mostly due to the effect of Other Comprehensive Income in equity. Tier 1 ratio was 26.0% and capital excess over regulatory requirement was $180.9 billion or 221.3%.

22

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
FBA Renta Pesos	308,072	282,002	318,985	9.2%	(3.4%)
FBA Renta Fija Plus	14,085	18,733	20,536	(24.8%)	(31.4%)
FBA Ahorro Pesos	6,596	7,480	3,521	(11.8%)	87.3%
FBA Horizonte	367	459	668	(20.0%)	(45.1%)
FBA Calificado	1,496	1,047	1,440	42.9%	3.9%
FBA Acciones Argentinas	1,202	890	1,261	35.1%	(4.7%)
FBA Acciones Latinoamericanas	783	705	893	11.1%	(12.3%)
FBA Bonos Argentina	1,325	1,261	1,541	5.1%	(14.0%)
FBA Bonos Globales	27	44	227	(38.6%)	(88.1%)
FBA Renta Mixta	641	281	481	128.1%	33.3%
FBA Gestión I	40	45	62	(11.1%)	(35.5%)
FBA Horizonte Plus	12	15	44	(20.0%)	(72.7%)
FBA Retorno Total I	19	23	38	(17.4%)	(50.0%)
FBA Renta Publica I	159	37	11	329.7%	n.m
FBA Renta Fija Local	2	2	4	-	(50.0%)
Total assets	334,826	313,024	349,712	7.0%	(4.3%)

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	3Q22	2Q22	3Q21	QoQ	YoY
Mutual funds	5.76%	5.60%	6.34%	16 bps	(74)bps

Source: Cámara Argentina de Fondos Comunes de Inversión

23

Other Events

Main Relevant Events

•	As of August 23, 2022, the Board of Directors of Banco BBVA Argentina S.A. approved within the framework of the Global Negotiable Obligations Program for up to a total amount of USD 500 billion outstanding, the issuance and placement by public offering of a new class of Negotiable Obligations, in one or more classes and/or series, at a nominal value not exceeding $5 billion to be determined in due course by the sub-delegates, together with the other issuance terms and conditions.
•	As of September 19, 2022, the BCRA notified the Bank of Resolution No. 355 dated September 15, 2022, whereby no observations were made for Messrs. Lorenzo De Cristóbal De Nicolás and Gustavo Fabián Alonso to perform as Directors of the Bank.
•	As of September 20, 2022, in relation to instalment 10, from October 5, 2022, a dividend in the amount of $ 1.1 billion, shall be made available to the shareholders registered in the stock register of the Bank on October 4, 2022. For further information refer to the relevant event on the Investor Relations’ website on the Financial information > CNV filings.
•	As of September 27, 2022, the Bank informed the death of the member of Banco BBVA Argentina S.A.̓s Supervisory Committee, Dr. Alejandro Mosquera. Considering the above mentioned, it is reported that the position as regular member will be assumed by Dr. Julieta Paula Pariso, who until now served as an alternate member of the Supervisory Committee, until the end of the mandate in accordance with the appointment of positions made by the General Ordinary and Extraordinary Shareholders Meeting held on April 29, 2022.
•	As of September 27, 2022, the Board of Directors decided to make modifications within the Front Line Management. In this regard, the Board acknowledged the cessation of Mr. Ernesto Ramón Gallardo, Finance Director, and consequently appointed Mrs. Carmen Morillo Arroyo to perform his duties. In addition, and in accordance with the provisions set forth in Section 99 paragraph a) of Capital Market Law 26.831, it appointed Mrs.Carmen Morillo Arroyo and Mr.Eduardo González Correas as Heads of Relations with the Market and Industry and Mrs. Inés Lanusse and Gabriela Valdez as deputies respectively.
•	As of October 18, 2022, in relation to instalment 11, from November 2, 2022, a dividend in the amount of $ 1.1 billion, shall be made available to the shareholders registered in the stock register of the Bank on November 1, 2022. For further information refer to the relevant event on the Investor Relations’ website on the Financial information > CNV filings.
•	As of November 18, 2022, in relation to instalment 12, from December 6, 2022, a dividend in the amount of $ 1.1 billion, shall be made available to the shareholders registered in the stock register of the Bank on December 5, 2022. For further information refer to the relevant event on the Investor Relations’ website on the Financial information > CNV filings.

24

Digital Transformation

Digitalization continued to accelerate during 3Q22. Active digital client total more than 2.2 million with a 62.0% penetration over total active clients (3.6[5] million), versus a penetration of 61.4% in 3Q21. Active mobile clients reach 1.9 million, representing a 54.8% penetration in 3Q22, versus a penetration of 52.5% in 3Q21. Digital and mobile transactions[6] increased 27.4% in 3Q22 YoY.

On 3Q22, retail digital sales measured in units reached 83.4% of total sales (vs. 79.6% in 3Q21) and represent 55.7% of the Banks total sales measured in monetary value (vs. 52.8% in 3Q21).

In 3Q22, new client acquisition through digital channels over traditional ones was 66%, while it was 67% on 3Q21.

SMEs Productive investment financing credit lines – September 2022

As of September 30, 2022, total loans granted by the Ban complied with what was requested by the BCRA. The following table shows the evolution of disbursements:

Quota	Calculation term	Minimum amount to be allocated	Simple average of daily balances	Disbursed amount
2020 Quota	Del 16.10.2020 al 31.03.2021 - “B” 12161	19,730,132	25,291,147	39,279,053
2021 Quota	Del 01.04.2021 al 30.09.2021 - “B” 12164	24,449,302	30,093,764	41,734,860
2021/2022 Quota	Del 01.10.2021 al 31.03.2022 - “B” 12238	32,447,048	43,434,402	62,449,414
2022 Quota	Del 01.04.2022 al 30.09.2022 - “B” 12326	42,867,291	63,022,460	98,200,990
2020 Quota	Del 01.10.2022 al 31.03.2023 – “B” 12413 – “A” 7612	42,867,291	(*)	(*)

(*) As of the date of these financial statements, the term reported by Communication “B” 12413 has not expired.

Main Regulatory Changes

Exporting increment program. “Soybean-Dollar”. (Decree 576/2022, Communication “A” 7595, 09/05/2022). The BCRA enables the liquidation of soybean exports at an FX rate of $200 per dollar until September 30, 2022. Access will be given to those who have exported soybean products during the last 18 months. Financial institutions must offer “especial accounts for holders with agricultural activity” (dollar-linked) where funds can be credited.

Minimum financing rate for producers with soybean storage. (Communicaiton “A” 7600, 09/08/2022). As of September 9, 2022, and for 180 consecutive calendar days (March 8, 2023), the BCRA states that the nominal annual interest compensatory rate for peso financing to clients with agricultural activity will be at least 120% and the latest posted Monetary Policy Rate. It applies to soybean producers with a storage above 5% of its annual harvest capacity. Clients with financing lower than $2 million and/or a storage lower than 5% are excluded.

[5] Calculation parameters were modified as of 1Q22

[6] Includes online and mobile banking, Net Cash online & mobile.

25

Monetary policy rate increase and time deposits. (Communication “A” 7605, 09/15/2022). The BCRA raised the applicable percentages (over LELIQ rates) for the determination of minimum time deposit rates for the following: time deposits made by individuals which do not exceed the amount of $10 million: 100% (75% nominal annual), deposits not included in the previous item: 88.67% (66.50% nominal annual), available for time deposits granted as of September 26, 2022.

Regarding Productive Investment Credit Lines for SMEs, maximum rates were increased: from 59% to 64.50% (nominal annual) to investment project financing, and from 69% to 74.50% (nominal annual) for working capital and discounted instruments financing.

Lastly, as of September 2022, interest rates for credit card financing (up to $200,000) rises from 71.50% to 77% (nominal annual).

On the same date, it has increased the monetary policy rate (28-day LELIQ) increased 550 basis points from 69.50% to 75%.

Restrictions to access FX market. (Communication “A” 7606, 09/15/2022). The BCRA stated that individuals who make use of public services and solicited and obtained subsidized rates, as well as those who obtained them automatically, will not be able, as long as they keep this benefit, to access the FX market to buy foreign currency on behalf of individuals for the purchase of external assets, household remittances, derivative transactions, nor the purchase of securities to obtain foreign currency (“MEP” or “CCL” transactions).

New restrictions to access the FX market. (Communication “A” 7610, 09/19/2022). The BCRA states that as of September 20, 2022, clients who have liquidated their soybean exports by the Decree 576/2022 (“soybean dollar” at $200 per dollar) will not be able to access the FX market or transact securities with foreign currency settlement. It does not apply for individuals.

Minimum reserve requirement. (Communication “A” 7611, 09/22/2022). As of September 22, 2022, the BCRA allows the integration of up to 45% of reserve requirements over peso deposits of payment services providers that offer payment accounts (“PSPOCP”) with National Treasury Bonds in pesos maturing on May 23, 2027.

Productive investment financing to SMEs. (Communication “A” 7612, 09/22/2022). The BCRA includes in the Productive investment credit lines to SMEs, as of October 1, 2022, the “2022/2023 quota”, under the same conditions as the 2022 quota and reaching financial institutions in Group A and those not included in such group but who act as financial agents of national, provincial, and municipal governments.

Reserve requirement. Non-financial public sector financing. (Communication “A” 7614, 09/27/2022). The BCRA increases to 630 consecutive days (from 450) the maximum duration of national public securities in pesos purchased through primary market since September 28, 2022, used to integrate minimum reserve requirements. It also states as of September 27, 2022, that the minimum requirement that financial institutions can integrate with LELIQ will also be able to be integrated with public securities in “dual currency”, excluding these from the public sector financing limits.

26

Productive investment financing to SMEs. Exclusion. (Communication “A” 7615, 09/29/2022). The BCRA stated that for the definition of amounts included in the 2022/2023 quotas, financial institutions must exclude deposits related to “especial accounts for holders with agricultural activity”.

Minimum reserve requirement. (Communication “A” 7616, 09/30/2022). The BCRA decided (i) To reduce the reserve requirement rate of time deposits (7 points for deposits with a residual period of 29 days and 8 points for deposits of up to 59 days), (ii) eliminates the reduction of requirements by location of branches, (iii) enables institutions not included in Group A to integrate requirements with Bonte 27 (except sight deposits and unutilized balances), (iv) enables to integrate sight deposits with LELIQ (Group A: 4 points, rest: 10 points), (v) eliminates franchises not linked to credits, (vi) eliminates especial requirement rates for Group C institutions.

Minimum reserve requirement. (Communication “A” 7616, 30/09/2022). The BCRA took the following measures: (i) Reduction of reserve requirement percentage rate over time deposits (ii) Disregards the reduction by branch location and distance deposits (iii) Allows institutions not belonging to Group A to integrate reserve requirements with BONTE 27 (except sight deposits and unutilized balances which continues to apply exclusively to Group A), (iv) Allows to integrate sight deposits with LELIQ (Group A: 4 points, Rest:10 points), (v) Disregards franchises not related to credits (vi) Disregards special requirement rates for Group C institutions.

27

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) / Total Deposits.

28

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

29

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Assets
Cash and deposits in banks	203,269	226,117	361,050	(10.1%)	(43.7%)
Cash	95,125	92,923	89,933	2.4%	5.8%
Financial institutions and correspondents	108,144	133,194	271,117	(18.8%)	(60.1%)
BCRA	96,352	118,217	265,377	(18.5%)	(63.7%)
Other local and foreign financial institutions	11,792	14,977	5,740	(21.3%)	105.4%
Debt securities at fair value through profit or loss	20,548	24,558	11,988	(16.3%)	71.4%
Derivatives	2,037	526	5,940	287.3%	(65.7%)
Repo transactions	95,286	141,276	199,063	(32.6%)	(52.1%)
Other financial assets	25,254	25,390	35,826	(0.5%)	(29.5%)
Loans and other financing	571,858	624,210	599,090	(8.4%)	(4.5%)
Non-financial public sector	2	3	1	(33.3%)	100.0%
B.C.R.A	3	4	-	(25.0%)	N/A
Other financial institutions	4,672	6,360	6,296	(26.5%)	(25.8%)
Non-financial private sector and residents abroad	567,181	617,843	592,793	(8.2%)	(4.3%)
Other debt securities	519,152	521,775	317,201	(0.5%)	63.7%
Financial assets pledged as collateral	46,474	31,137	29,306	49.3%	58.6%
Current income tax assets	174	964	3,803	(82.0%)	(95.4%)
Investments in equity instruments	770	639	3,927	20.5%	(80.4%)
Investments in subsidiaries and associates	3,084	3,188	3,576	(3.3%)	(13.8%)
Property and equipment	81,010	83,822	81,570	(3.4%)	(0.7%)
Intangible assets	7,482	7,160	5,232	4.5%	43.0%
Deferred income tax assets	1,244	1,268	1,221	(1.9%)	1.9%
Other non-financial assets	23,535	21,629	13,912	8.8%	69.2%
Non-current assets held for sale	202	502	566	(59.8%)	(64.3%)
Total Assets	1,601,379	1,714,161	1,673,271	(6.6%)	(4.3%)
Liabilities
Deposits	1,063,689	1,188,174	1,154,509	(10.5%)	(7.9%)
Non-financial public sector	9,273	17,739	18,678	(47.7%)	(50.4%)
Financial sector	635	353	376	79.9%	68.9%
Non-financial private sector and residents abroad	1,053,781	1,170,082	1,135,455	(9.9%)	(7.2%)
Liabilities at fair value through profit or loss	-	-	87	N/A	(100.0%)
Derivatives	554	179	643	209.5%	(13.8%)
Other financial liabilities	107,634	96,346	99,775	11.7%	7.9%
Financing received from the B.C.R.A. and other financial institutions	14,801	25,074	19,885	(41.0%)	(25.6%)
Corporate bonds issued	314	482	833	(34.9%)	(62.3%)
Current income tax liabilities	474	299	357	58.5%	32.8%
Provisions	7,053	8,382	9,653	(15.9%)	(26.9%)
Deferred income tax liabilities	7,222	5	9,016	n.m	(19.9%)
Other non-financial liabilities	97,672	109,847	106,891	(11.1%)	(8.6%)
Total Liabilities	1,299,413	1,428,788	1,401,649	(9.1%)	(7.3%)
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	66,144	66,144	66,144	-	-
Capital adjustments	47,650	47,650	47,650	-	-
Reserves	149,167	149,167	127,709	-	16.8%
Retained earnings	9	9	(2,512)	-	100.4%
Other accumulated comprehensive income	(1,788)	(8,719)	(569)	79.5%	(214.2%)
Income for the period	35,362	25,524	27,303	38.5%	29.5%
Equity attributable to owners of the Parent	297,157	280,388	266,338	6.0%	11.6%
Equity attributable to non-controlling interests	4,809	4,985	5,284	(3.5%)	(9.0%)
Total Equity	301,966	285,373	271,622	5.8%	11.2%
Total Liabilities and Equity	1,601,379	1,714,161	1,673,271	(6.6%)	(4.3%)
30

Balance Sheet – Five quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	3Q22	2Q22	1Q22	4Q21	3Q21
Assets
Cash and deposits in banks	203,269	226,117	284,685	362,613	361,050
Cash	95,125	92,923	106,785	123,316	89,933
Financial institutions and correspondents	108,144	133,194	177,900	239,297	271,117
B.C.R.A	96,352	118,217	165,866	235,797	265,377
Other local and foreign financial institutions	11,792	14,977	12,034	3,500	5,740
Debt securities at fair value through profit or loss	20,548	24,558	14,854	2,320	11,988
Derivatives	2,037	526	1,425	4,677	5,940
Repo transactions	95,286	141,276	96,464	228,432	199,063
Other financial assets	25,254	25,390	31,079	24,373	35,826
Loans and other financing	571,858	624,210	580,655	629,485	599,090
Non-financial public sector	2	3	1	1	1
B.C.R.A	3	4	4	-	-
Other financial institutions	4,672	6,360	6,532	6,992	6,296
Non-financial private sector and residents abroad	567,181	617,843	574,118	622,492	592,793
Other debt securities	519,152	521,775	514,561	307,220	317,201
Financial assets pledged as collateral	46,474	31,137	33,061	33,681	29,306
Current income tax assets	174	964	3,322	3,744	3,803
Investments in equity instruments	770	639	734	3,682	3,927
Investments in subsidiaries and associates	3,084	3,188	3,218	3,407	3,576
Property and equipment	81,010	83,822	83,400	84,567	81,570
Intangible assets	7,482	7,160	6,565	6,104	5,232
Deferred income tax assets	1,244	1,268	1,439	1,455	1,221
Other non-financial assets	23,535	21,629	16,767	14,617	13,912
Non-current assets held for sale	202	502	502	502	566
Total Assets	1,601,379	1,714,161	1,672,731	1,710,879	1,673,271
Liabilities
Deposits	1,063,689	1,188,174	1,140,802	1,176,358	1,154,509
Non-financial public sector	9,273	17,739	24,911	22,045	18,678
Financial sector	635	353	418	361	376
Non-financial private sector and residents abroad	1,053,781	1,170,082	1,115,473	1,153,952	1,135,455
Liabilities at fair value through profit or loss	-	-	-	-	87
Derivatives	554	179	468	522	643
Other financial liabilities	107,634	96,346	99,024	102,289	99,775
Financing received from the B.C.R.A. and other financial institutions	14,801	25,074	18,007	19,527	19,885
Corporate bonds issued	314	482	643	835	833
Current income tax liabilities	474	299	783	588	357
Provisions	7,053	8,382	8,319	9,322	9,653
Deferred income tax liabilities	7,222	5	16,557	13,633	9,016
Other non-financial liabilities	97,672	109,847	110,336	117,750	106,891
Total Liabilities	1,299,413	1,428,788	1,394,939	1,440,824	1,401,649
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	66,144	66,144	66,144	66,144	66,144
Capital adjustments	47,650	47,650	47,650	47,650	47,650
Reserves	149,167	149,167	116,499	116,499	127,709
Retained earnings	9	9	32,704	(2,512)	(2,512)
Other accumulated comprehensive income	(1,788)	(8,719)	3,053	1,156	(569)
Income for the period	35,362	25,524	5,990	35,180	27,303
Equity attributable to owners of the Parent	297,157	280,388	272,653	264,730	266,338
Equity attributable to non-controlling interests	4,809	4,985	5,139	5,325	5,284
Total Equity	301,966	285,373	277,792	270,055	271,622
Total Liabilities and Equity	1,601,379	1,714,161	1,672,731	1,710,879	1,673,271

31

Balance Sheet – Foreign Currency Exposure

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Assets
Cash and deposits in banks	181,505	193,888	276,985	(6.4%)	(34.5%)
Debt securities at fair value through profit or loss	1,074	1,497	2	(28.3%)	n.m
Other financial assets	6,945	7,219	5,820	(3.8%)	19.3%
Loans and other financing	32,530	46,358	45,734	(29.8%)	(28.9%)
Non-financial public sector	1	2	-	(50.0%)	N/A
Other financial institutions	1	-	289	N/A	(99.7%)
Non-financial private sector and residents abroad	32,528	46,356	45,444	(29.8%)	(28.4%)
Other debt securities	8,286	4,126	432	100.8%	n.m
Financial assets pledged as collateral	9,334	8,471	9,651	10.2%	(3.3%)
Investments in equity instruments	41	43	66	(4.7%)	(37.9%)
Total foreign currency assets	239,715	261,602	338,690	(8.4%)	(29.2%)
Liabilities	-	-	-
Deposits	210,698	237,787	310,170	(11.4%)	(32.1%)
Non-Financial Public Sector	5,155	7,930	7,305	(35.0%)	(29.4%)
Financial Sector	58	65	95	(10.8%)	(38.9%)
Non-financial private sector and residents abroad	205,485	229,793	302,770	(10.6%)	(32.1%)
Other financial liabilities	17,514	18,731	19,436	(6.5%)	(9.9%)
Financing received from the B.C.R.A. and other financial institutions	648	626	6,523	3.5%	(90.1%)
Other non financial liabilities	8,216	7,375	4,257	11.4%	93.0%
Total foreign currency liabilities	237,076	264,519	340,386	(10.4%)	(30.4%)
	0	0	0
Foreign Currency Net Position - AR$	2,639	(2,917)	(1,696)	190.5%	255.6%

Foreign Currency Net Position - USD	18	(23)	(17)	176.9%	204.3%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.
32

Income Statement

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q22	2Q22	3Q21	QoQ	YoY
Interest income	144,314	121,516	95,248	18.8%	51.5%
Interest expense	(67,728)	(55,270)	(41,788)	(22.5%)	(62.1%)
Net interest income	76,586	66,246	53,460	15.6%	43.3%
Fee income	16,515	17,556	18,914	(5.9%)	(12.7%)
Fee expenses	(7,395)	(4,984)	(7,590)	(48.4%)	2.6%
Net fee income	9,120	12,572	11,324	(27.5%)	(19.5%)
Net income from financial instruments at fair value through P&L	3,752	1,638	1,566	129.1%	139.6%
Net loss from write-down of assets at amortized cost and fair value through OCI	102	692	(68)	(85.3%)	250.0%
Foreign exchange and gold gains	2,224	1,899	2,143	17.1%	3.8%
Other operating income	4,499	4,045	2,897	11.2%	55.3%
Loan loss allowances	(4,102)	(2,995)	(4,493)	(37.0%)	8.7%
Net operating income	92,181	84,097	66,829	9.6%	37.9%
Personnel benefits	(13,860)	(15,499)	(13,509)	10.6%	(2.6%)
Administrative expenses	(14,688)	(14,954)	(16,109)	1.8%	8.8%
Depreciation and amortization	(2,060)	(2,100)	(2,186)	1.9%	5.8%
Other operating expenses	(13,150)	(12,507)	(10,732)	(5.1%)	(22.5%)
Operating expenses	(43,758)	(45,060)	(42,536)	2.9%	(2.9%)
Operating income	48,423	39,037	24,293	24.0%	99.3%
Income from associates and joint ventures	(383)	266	(162)	(244.0%)	(136.4%)
Income from net monetary position	(35,382)	(29,016)	(15,164)	(21.9%)	(133.3%)
Income before income tax	12,658	10,287	8,967	23.0%	41.2%
Income tax	(2,995)	9,094	(2,767)	(132.9%)	(8.2%)
Income for the period	9,663	19,381	6,200	(50.1%)	55.9%
Owners of the parent	9,838	19,534	6,186	(49.6%)	59.0%
Non-controlling interests	(175)	(153)	14	(14.4%)	n.m

Other comprehensive Income (1)	6,931	(11,771)	(405)	158.9%	n.m
Total comprehensive income	16,594	7,610	5,795	118.1%	186.4%
(1) Net of Income Tax.

33

Income Statement – Nine month accumulated

INCOME STATEMENT - 9 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2022	2021	∆ %
Interest income	364,584	264,055	38.1%
Interest expense	(165,623)	(114,157)	(45.1%)
Net interest income	198,961	149,898	32.7%
Fee income	52,606	55,029	(4.4%)
Fee expenses	(21,422)	(25,401)	15.7%
Net fee income	31,184	29,628	5.3%
Net income from financial instruments at fair value through P&L	11,236	7,623	47.4%
Net loss from write-down of assets at amortized cost and fair value through OCI	745	(174)	n.m
Foreign exchange and gold gains	6,572	6,493	1.2%
Other operating income	13,373	9,954	34.3%
Loan loss allowances	(10,344)	(12,992)	20.4%
Net operating income	251,727	190,430	32.2%
Personnel benefits	(42,330)	(39,189)	(8.0%)
Administrative expenses	(43,256)	(39,699)	(9.0%)
Depreciation and amortization	(6,499)	(6,936)	6.3%
Other operating expenses	(36,752)	(32,174)	(14.2%)
Operating expenses	(128,837)	(117,998)	(9.2%)
Operating income	122,890	72,432	69.7%
Income from associates and joint ventures	(499)	121	n.m
Income from net monetary position	(91,196)	(49,390)	(84.6%)
Income before income tax	31,195	23,163	34.7%
Income tax	3,619	4,064	(10.9%)
Income for the period	34,814	27,227	27.9%
Owners of the parent	35,362	27,303	29.5%
Non-controlling interests	(548)	(76)	n.m

Other comprehensive Income (OCI) (1)	(2,945)	(765)	(285.0%)
Total comprehensive income	31,869	26,462	20.4%
(1) Net of Income Tax.

34

Income Statement – Five quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	3Q22	2Q22	1Q22	4Q21	3Q21
Interest income	144,314	121,516	98,754	92,842	95,248
Interest expense	(67,728)	(55,270)	(42,625)	(37,070)	(41,788)
Net interest income	76,586	66,246	56,129	55,772	53,460
Fee income	16,515	17,556	18,535	19,214	18,914
Fee expenses	(7,395)	(4,984)	(9,043)	(9,536)	(7,590)
Net fee income	9,120	12,572	9,492	9,678	11,324
Net income from financial instruments at fair value through P&L	3,752	1,638	5,846	(375)	1,566
Net loss from write-down of assets at amortized cost and fair value through OCI	102	692	(49)	(29)	(68)
Foreign exchange and gold gains	2,224	1,899	2,449	2,706	2,143
Other operating income	4,499	4,045	4,829	3,484	2,897
Loan loss allowances	(4,102)	(2,995)	(3,247)	(738)	(4,493)
Net operating income	92,181	84,097	75,449	70,498	66,829
Personnel benefits	(13,860)	(15,499)	(12,971)	(12,812)	(13,509)
Administrative expenses	(14,688)	(14,954)	(13,614)	(14,163)	(16,109)
Depreciation and amortization	(2,060)	(2,100)	(2,339)	(2,333)	(2,186)
Other operating expenses	(13,150)	(12,507)	(11,095)	(12,165)	(10,732)
Operating expenses	(43,758)	(45,060)	(40,018)	(41,473)	(42,536)
Operating income	48,423	39,037	35,431	29,025	24,293
Income from associates and joint ventures	(383)	266	(382)	(191)	(162)
Income from net monetary position	(35,382)	(29,016)	(26,798)	(16,985)	(15,164)
Income before income tax	12,658	10,287	8,251	11,849	8,967
Income tax	(2,995)	9,094	(2,480)	(3,932)	(2,767)
Income for the period	9,663	19,381	5,771	7,917	6,200
Owners of the parent	9,838	19,534	5,990	7,877	6,186
Non-controlling interests	(175)	(153)	(219)	40	14

Other comprehensive Income (OCI)(1)	6,931	(11,771)	1,895	1,726	(405)
Total comprehensive income	16,594	7,610	7,666	9,643	5,795
(1) Net of Income Tax.
35

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q22	2Q22	3Q21	QoQ	YoY
Profitability
Efficiency Ratio	64.8%	70.4%	69.0%	(564)bps	(415)bps
ROA	2.4%	4.6%	1.4%	(227)bps	91 bps
ROE	13.5%	28.3%	9.3%	(1,482)bps	420 bps
Liquidity					-
Liquid assets / Total Deposits	78.5%	76.7%	76.9%	180 bps	153 bps
Capital					-
Regulatory Capital Ratio	26.25%	22.88%	23.53%	336 bps	272 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	26.04%	22.73%	22.93%	331 bps	311 bps
Asset Quality					-
Total non-performing portfolio / Total portfolio	1.07%	1.08%	2.54%	(2)bps	(148)bps
Allowances /Total non-performing portfolio	236.87%	219.39%	181.76%	1,748 bps	5,511 bps
Cost of Risk	2.65%	1.94%	2.83%	71 bps	(18)bps

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q22	2Q22	3Q21	QoQ	YoY
Profitability
Efficiency Ratio	69.0%	71.3%	69.7%	418 bps	4 bps
ROA	2.9%	3.0%	2.1%	(15)bps	71 bps
ROE	16.8%	18.9%	14.0%	(206)bps	282 bps
Liquidity				-	-
Liquid assets / Total Deposits	78.5%	76.7%	76.9%	180 bps	153 bps
Capital				-	-
Regulatory Capital Ratio	26.2%	22.9%	23.5%	336 bps	272 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	26.0%	22.7%	22.9%	331 bps	311 bps
Asset Quality				-	-
Total non-performing portfolio / Total portfolio	1.07%	1.08%	2.54%	(2)bps	(148)bps
Allowances /Total non-performing portfolio	236.87%	219.39%	181.76%	1,748 bps	5,511 bps
Cost of Risk	2.25%	2.03%	2.73%	22 bps	(47)bps
36

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Carmen Morillo Arroyo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

Belén Fourcade

Investor Relations

investorelations-arg@bbva.com

ir.bbva.com.ar

37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	November 22, 2022	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer